HUNTON & WILLIAMS LLP

RIVERFRONT PLAZA, EAST TOWER

951 EAST BYRD STREET

RICHMOND, VIRGINIA 23219-4074

TEL 804 • 788 • 8200

FAX 804 • 788 • 8218

S. GREGORY COPE

DIRECT DIAL: 804-788-8388

EMAIL: GCOPE@HUNTON.COM

FILE NO: 69033.3

August 22, 2007

VIA EDGAR

Mr. Bob Malhotra

United States Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cypress Sharpridge Investments, Inc.

Registration No. 333-142236

Dear Mr. Malhotra:

As counsel to Cypress Sharpridge Investments, Inc., a Maryland corporation (the “Company”), we are sending this letter to the Staff of the Division of Corporation Finance (the “Staff”) and the Office of the Chief Accountant (“OCA”) of the Securities and Exchange Commission (the “Commission”) to confirm the substance of the telephonic conversation that representatives of the Staff, OCA, the Company, Deloitte & Touche LLP and our firm had on August 20, 2007 at 2:00 p.m. Eastern time.

During this telephonic conversation, representatives of the OCA and the Staff informed the Company that they had no objections to the Company preparing its financial statements in conformity with accounting principles generally accepted in the United States of America for investment companies. The OCA and the Staff informed the Company that this position was based on the existing facts and circumstances of the Company and its current asset classes, as represented via teleconference on August 16, 2007 and the Company’s August 3, 2007 letter addressed to the Staff.

Very truly yours,

/s/ S. Gregory Cope

S. Gregory Cope

cc:	Daniel Gordon

Mark Mahar

Elaine Wolff

Kevin E. Grant

Thomas A. Rosenbloom

Daniel M. LeBey

Rick Allen

David J. Goldschmidt

Jennifer A. Bensch

ATLANTA    AUSTIN    BANGKOK    BEIJING    BRUSSELS    CHARLOTTE    DALLAS    HOUSTON     KNOXVILLE    LONDON

LOS ANGELES    McLEAN    MIAMI    NEW YORK    NORFOLK    RALEIGH    RICHMOND    SINGAPORE    WASHINGTON

www.hunton.com